

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2017

Martin Francisco Antranik Eurnekian
Chief Executive Officer
Corporación América Airports S.A.
4, rue de la Grêve
L-1643, Luxembourg

> **Re:** **Corporación América Airports S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted October 5, 2017**
> **CIK No. 0001717393**

Dear Mr. Eurnekian:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Separate Financial Statements of ICAB and ICASGA, page iv

Significant equity method investments (Rule 3-09 of Regulation S-X), page iv

1. You state you are presenting audited financial statements for the investment in ICAB pursuant to the referenced rule. However, we did not see financial statements for this entity in the filing. We note you have provided audited financial statements for Inframerica Participações, which appear to have been presented pursuant to the referenced rule. Please advise.

<u>Presentation of Industry and Market Data, page v</u>

2. We note your disclosure on page v that you rely on and refer to reports prepared by industry consultants. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

<u>Risk Factors, page 23</u>

<u>Risks Related to Our Business and Industry, page 23</u>

<u>We are subject to review by taxing authorities, page 29</u>

3. So that investors understand the risks addressed in this risk factor, please include a summary of or cross-reference to the recent tax assessment proceedings initiated by the Argentine Federal Administration of Public Income against AA2000, including the amount claimed under the proceedings and the related criminal charges.

<u>Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations, page 32</u>

4. We note your disclosure in this risk factor that the buy-out of the AA2000 Concession Agreement would constitute an event of default under your 6.875% senior secured notes due 2027, which would result in automatic acceleration of such notes. Please revise this risk factor to disclose the amount outstanding under such notes.

<u>We expect to incur losses in our Brazilian operations for the next several years due to adjustments to the net present value of our fixed contribution to the Brazilian Government, page 44.</u>

5. We note your disclosure that in the year ended December 31, 2016, you recorded a loss of U.S.$107.4 million relating to your adjustment to the net present value of your fixed commitments to the Brazilian Government. We also note your disclosure that you expect this adjustment to occur in a similar magnitude in the next several years. Please disclose what causes the adjustment to the net present value of your fixed commitments to the Brazilian Government.

Construction and improvement works performed at our AAP Airports have not been approved by the Peruvian Government and thus we may not be reimbursed for the investment and expenditures made under the AAP Concession Agreement, page 47

6. If material, please address how the Peruvian Government's termination of the concession it had awarded to you for the construction and operation of the Chinchero Cusco International Airport impacts the risk described under this caption.

Use of Proceeds, page 55

7. If material, please quantify the amount of proceeds to be used for each of the following items: (1) funding the equity portion of your capital expenditure programs in existing concessions, and (2) acquiring new or existing concessions. See Item 3.C. of Form 20-F.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 66

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income, page 68

8. We note the disposition of Corporación América Europa occurred on December 15, 2016. Accordingly, the adjustment indicated by Note C does not appear to comply with Article 11-02(b)5 and 6 of Regulation S-X. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 70

Non-IFRS Financial Information, page 71

Adjusted EBITDA, page 71

9. You discuss how the non-IFRS measure "adjusted EBITDA" is useful to management. Please disclose how this measure is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

Results of Operations, page 83

2016 Compared to 2015, page 83

10. We note your quantitative segment information on pages 81 and 82. Given that several of your segments represent a significant portion of your revenues and expenses, it appears a narrative analysis of your results of operations by segment would be meaningful to investors. Refer to Item 303(a) of Regulation S-X. Such analysis should be based on the segment's measure as presented in the segment note to the financial statements. This analysis should also include a discussion of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of

results. Refer to Question 104.02 of the staff's Compliance & Discussion Interpretations on Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 90

Cash Flows, page 92

11. Given the significant variance in cash inflows and outflows in your statement of cash flows on page F-6, please revise to provide a robust comparative analysis concerning the changes in each of your operating, investing and financing activities pursuant to instructions 1 and 4 to Instructions to Item 303(a) of Regulation S-K. In connection with this, the cash flow statement reports cash was provided by investing activities in 2016, but your existing disclosure here states you used cash for investing activities in 2016.

Business, page 101

Our Airports by Country in Which We Operate, page 101

12. We note your disclosure that the Argentine Government owns 15.0% of AA2000's ordinary share capital and voting stock through its ownership of AA2000's Class D common stock, and that the Argentine Government owns all of AA2000's preferred shares. We also note your disclosure on page 134 that such preferred shares are convertible into common shares of AA2000. If material, please quantify how conversion of the preferred shares would impact the Argentine Government's ownership of AA2000's ordinary capital and voting stock.

Brazil, page 103

13. In regard to the footnote to the table, please clarify what the nonconsolidated information consists of, the line items impacted, and how the information presented is comparable between 2015 and 2016. As part of your considerations, please address the same comment in regard to the footnote to the table on page 105 for Ecuador.

Main Commercial Customers, page 110

14. Please provide a brief summary of the agreements you have with your major commercial customers.

Legal Proceedings, page 111

Argentine Proceedings, page 111

Tax Proceedings Related to Technical Assistance Agreements, page 112

15. We note your disclosure on page 112 regarding the tax assessment procedure for $22.8 million in connection with certain management and administrative services provided by CAS to AA2000. Please disclose here, if true, that CAS is your wholly owned subsidiary. In this regard, we note your disclosure on page 200.

Brazilian Proceedings, page 113

Administrative Proceedings before the Brazilian ANAC, page 113

16. We note your disclosure regarding the claims that ICAB filed before the Brazilian ANAC on December 29, 2015 for the total amount of U.S.$253.1 million of which U.S.$120.2 million was denied and the claim filed by the ICAB before the Brazilian ANAC in the amount of U.S.$61.2 million on June 29, 2017, which is currently under review by the Brazilian ANAC. Please consider including a risk factor addressing the risks associated with the failure to recover these funds in arbitration or before the Brazilian ANAC. Similarly, we note your disclosure regarding the claims ICASGA filed before the Brazilian ANAC requesting the economic re-equilibrium of the concession agreements in the amount of US$263.1 million of which U.S.$251.7 million was denied. Please consider including a risk factor that addresses the risks associated with the failure to recover these funds in arbitration or before the Brazilian ANAC.

Shareholders' Agreements, page 114

17. Please file your shareholders agreements as exhibits to your registration statement. Alternatively, please tell us why you believe this is not required.

Brasilia Shareholders Agreement, page 114

18. Please disclose the circumstances under which the Brasilia Shareholders Agreement may terminate.

Regulatory and Concessions Framework, page 123

19. We note your references to determining, preserving, and reestablishing the "economic equilibrium" under your concession agreements in Argentina and Brazil. Please explain the meaning of "economic equilibrium" under these agreements.

Background of Our Officers and Directors, page 193

20. We note your disclosure that Eduardo Eurnekian is the chairman and/or director of various enterprises devoted to infrastructure. If his position with any of these enterprises presents a material risk of conflicts of interest, please provide related risk factor disclosure.

Certain Relationships and Related-Party Transactions, page 199

21. We note that the agreements described in this section are not included in your exhibit index. Please provide your analysis as to why each of these agreements is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Underwriting, page 214

Option to Purchase Additional Common Shares, page 215

22. Please disclose the allocation between the selling shareholder and the company if the over-allotment is not exercised in full.

Financial Statements of A.C.I. Airports International S.àr.l., page F-1

23. Please update the financial statements through at least June 30, 2017 in accordance with Item 4A(b)(2) of Form F-1 and Item 8.A.5 of Form 20-F.

2 Basis of Presentation and Accounting Policies, page F-10

U Government grant, page F-27

24. Please clarify the process which results in government grants recognized in other operating income, as indicated in Note 8. Your response should clearly identify the source of the income, as it appears as though you receive revenue from charging customers under the concession arrangement and then set aside part of that revenue and account for it as a government grant. Therefore, please explain how you account for the initial amounts of revenue recognized, your accounting for amounts set aside in the trust and why the government grants are not deducted from the assets recognized as infrastructure expenditures given the guidance in paragraph 24 of IAS 20.

28 Business combinations, other acquisitions and investments, page F-71

25. We refer to the third paragraph in which you disclose an amount for concession assets in the acquisition of USD 150.5 million. Please tell us what this amount represents given you recorded a concession asset in connection with the acquisition of $1.34 billion according to note 12.

26. Please clarify and reconcile the amounts disclosed in the second and third paragraphs on page F-71. It is unclear how goodwill was recognized when you paid USD 55 million for net assets valued at USD 240 million.

27. Please revise the last paragraph on page F-72 to disclose whether the remeasurement of USD 11,504 represents a gain or a loss.

31 Discontinued Operations, page F-75

28. We note from page F-9 that you elected to use the exemption from Appendix D13 of IFRS 1 and therefore set all previous translation differences to zero at January 1, 2015. We further note from page F-76 that you have amounts for currency translation differences transferred from equity related to your disposal of discontinued operations. Please explain the nature of the amounts transferred given the balance was zero at January 1, 2015 and how you complied with Appendix D13(b) of IFRS 1.

You may contact Heather Clark at (202) 551-3624 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Marc Rossell
        Greenberg Traurig, LLP